

May 29, 2025

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 6.875% Subordinated Notes due 2065 of KKR & CO. INC., under the Exchange Act of 1934.

Sincerely,

[signature: Craig A. Martin]

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com